Mail Stop 3561

July 15, 2008

American Vanguard Corporation
James A. Barry-Chief Financial Officer
4695 MacArthur Court
Newport Beach, California

Re: **American Vanguard Corporation**
             Form 10-K for the year ended December 31, 2007
             Filed March 17, 2008
             File Number: 001-13795

Dear Mr. Barry:

         We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

         Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2007

Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 25

1. We note your discussion and analysis of costs of goods sold is significantly limited and in the context of gross profit, which does not address your expenses directly. We believe your gross profit disclosures should be supplemented with or, preferably, replaced by a discussion and analysis of costs on a stand-alone basis (not in the context of gross profit). Further, we believe such disclosure should be more comprehensive than that currently presented and should include separate quantification and discussion of changes in significant components of costs of goods sold, such as direct labor and materials, production costs, indirect costs, allocated general and administrative costs, as well as independent research and development costs.

2. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, you state that your herbicide Impact grew substantially in 2007, but you do not quantify this factor nor analyze the underlying reason for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:
    *   increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
    *   using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
    *   refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
    *   ensuring that all material factors are quantified and analyzed; and
    *   quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.
    With regard to refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors, we note that you provide a more substantive disclosure of this type of information in your earnings conference calls than in your periodic filings on Forms 10-Q and 10-K. We believe much of the "color" you provide during those calls would be useful to investors in understanding the results of operations disclosure in your periodic filings and we believe you should include such analysis of the underlying business reasons for changes in results of operations in future filings.

3. To provide investors with an understanding of the effects of product line acquisitions on your growth and results of operations, please quantify the aggregate change in revenue and cost of goods sold related to products not sold for the full comparable prior period.

Contractual Obligations, page 26

4. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Liquidity and Capital Resources, page 28

5. Please revise your liquidity and capital resources disclosures to discuss the underlying factors resulting in changes to your cash balance, instead of merely repeating what is shown on the statement of cash flows. For example, we note a significant decrease in your accounts receivable balance at December 31, 2007 without disclosure indicating the underlying reasons for the decrease or its impact in your operating cash flows. Furthermore, it appears that you have and will continue to expand your business through acquisitions. In this regard, your disclosures should be expanded to address the impact of these acquisitions on your cash flows and operating results. Additionally, your disclosures should provide further details regarding your overall capital structure, including a discussion of material debt covenants and a more detailed discussion of your total outstanding long-term debt, borrowing capacity and interest costs.

Critical Accounting Estimates, page 30

6. According to the Financial Reporting Release No. 72 (i.e. Release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures should be expanded to address each accounting

policy that requires management's most difficult, subjective or complex judgments.

Compensation Policies and Benchmarking, page 41

7. Your bulleted disclosure on pages 41-42 (and pages 13-14 of your proxy statement) suggests that the compensation of your CEO and Director of Sales are tied to company performance metrics included in your financial plan. In future filings, please disclose all such performance targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Item 8- Financial Statements and Supplementary Data

Notes to the Financial Statements

(4) Litigation and Environmental, page 76

8. Based on your disclosures, it appears that you are subject to significant litigation. Accordingly, we strongly encourage you to consider adding the following disclosure in a tabular format:
    *   Opening loss contingency amounts,
    *   Increases due to loss contingencies recognized during the period,
    *   Increases from changes in estimates of the amounts of loss contingencies previously recognized,
    *   Decreases from changes in estimates of amounts of loss contingencies previously recognized or from derecognition of loss contingencies that are no longer probable,
    *   Decreases for derecognition of loss contingencies settled, and
    *   Closing loss contingency amounts.

    Additionally, due to the large number of cases you are involved in; it appears that the following summary disclosures would provide shareholders with a better understanding of your litigation exposure:

- Disclosure of the total number of cases that specify damages (including total damages claimed) and those which do not specify any damages;
- Management's assessment with respect to specific litigation and claims of the probability of incurring material damages with respect to litigation;
- For matters involving a large number of claimants, disclosures indicating the number of pending cases from year to year.
- Disclosures of cases which have reached a verdict along with any post-trial developments that might have at least a reasonable possibility of affecting the final outcome;

9. On page 10 of your filing you state that you may be subject to environmental liabilities and that your use of hazardous materials exposes you to potential liabilities. Additionally, based on your disclosures on page 6, there are certain environmental issues associated with at least one of your facilities. Please tell us whether you believe you are subject to any material asset retirement obligations under SFAS 143 and your basis for you conclusions.

10. With regard to Board of Water Supply v Shell Oil Co. et al., we note that the settlement obligated the defendants to pay for the installation of filtration devices on other wells that became contaminated later and for the ongoing operation and maintenance of the filtration devices for up to forty years. We also note that in June 2007, AMVAC paid $23,654 for its share of operations and maintenance expenses for 2005 and 2006. Please tell us how you accounted for the future costs of your obligation under the settlement.

Signature Pages

11. Please revise to identify your principal accounting officer. Refer to Form 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief